AMERICAN SPECTRUM

December 7, 2010

Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Spectrum Realty, Inc. Form 10-K for Year Ended December 31, 2009 File No. 001-16785

Dear Ms. La Mothe:

I and the others who participated in the conference call with you and Ms. Crittenden on November 30 appreciate very much your time and attention.  We believe that the call helped us in understanding your questions, and we hope that it, and our responses, aid in your understanding of the nature of the Evergreen acquisition and the Company's positions on the issues you have raised.

We think it would be useful in this letter first to summarize the nature of the Evergreen acquisition and then to respond to the particular comments in your letter of November 5.

The Evergreen Acquisition

Pursuant to the Evergreen acquisition, which closed on January 17, 2010, American Spectrum, through various affiliates, acquired all of Evergreen's right, title and interest in and to the following assets:  (a) management, advisory and other contracts to which Evergreen was entitled to receive fees (all of which are referred to throughout this letter as "management contracts") (b) intangible property such as computer software, trade names and books and records, (c) office equipment and furnishings, (d) any direct or indirect interests of Evergreen in any property managed by Evergreen and (e) three specified office leases or subleases.

With respect to the acquired assets, American Spectrum has concluded that the assets described in clauses (b), (c) and (e) above (the intangible property, the equipment and furnishings and the office leases) had no more than nominal value.  In fact, American Spectrum does not use the "Evergreen" name or any of the office leases.

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, TX 77057
PH/ 713-706-6200   FX/713-706-6201
www.americanspectrum.com

The direct or indirect interest of Evergreen in the managed properties were of the following nature.  Certain of Evergreen's principals or affiliates (the "Evergreen Entities") where the managers of approximately 31 limited liability companies, each of which was, in turn, the owner of a fractional tenant-in-common interest in one of the managed properties.  In each of these cases, American Spectrum received an agreement to appoint American Spectrum as a replacement for the Evergreen Entities as manager of the LLCs, subject in each case to approval of such replacement by a majority in interest of the members of the LLC.  Although the Evergreen Entity was named as the "Manager" of each LLC in its Operating Agreement, Evergreen did not have an equity or economic interest in the LLCs as an equity "member" of the LLCs, and American Spectrum did not acquire an equity interest in the LLCs from Evergreen, except for the following membership interests (which is based on American Spectrum's most recent analysis of the Evergreen accounting records, which have proven somewhat incomplete): (a) a membership interest of 11.2% in an LLC which has an 8.9% tenant-in-common interest in one property (for an indirect "property" interest of approximately 1.0%), (b) a membership interest of 38.2% in an LLC which has a 2.6% tenant-in-common interest in one property (for an indirect "property" interest of approximately 1.0%), (c) a membership interest of 4.7% in an LLC which has a 2.2% tenant-in-common interest in one property (for an indirect "property" interest of approximately 1.0%), (d) a membership interest of 46.8% in an LLC which has a 2.1% tenant-in-common interest in one property (for an indirect "property" interest of approximately 1.0%), (e) a membership interest of 40.8% in an LLC which has a 1.3% tenant-in-common interest in one property (for an indirect "property" interest of approximately 0.5%), (f) a membership interest of 80.3% in an LLC which has a 2.8% tenant-in-common interest in one property (for an indirect "property" interest of approximately 2.2%), (g) a membership interest of 21.4% in an LLC which has a 4.7% tenant-in-common interest in one property (for an indirect "property" interest of approximately 1.0%), and (h) a membership interest of 47.6% in an LLC which has a 2.0% tenant-in-common interest in one property (for an indirect "property" interest of approximately 1.0%).

In addition, American Spectrum believes that, with respect to two of the managed properties, Evergreen had nominal interests of 0.7% and 0.7%, respectively, in the properties as a tenant-in-common, and those interests were transferred to American Spectrum.  American Spectrum has concluded that the interests have no more than a nominal value.

The principal reason why Evergreen had the interests described in the two preceding paragraphs, and why American Spectrum acquired those interests, was to be able to veto any attempt by the tenants-in-common of a managed property to replace it as the property manager, since any such replacement would require unanimity on the part of the tenants-in-common of a property.  By acquiring the manager position in the 31 LLCs and the nominal tenant-in-common interests in two other properties, American Spectrum will likely be able to block any attempt to remove it as property manager.  Accordingly, American Spectrum has concluded that the so-called property "interests" acquired had no material value independent of the value of the related property management contracts.

The acquisition agreement did not require American Spectrum to offer employment to any Evergreen employees after an initial transition period ending March 15, 2010 (approximately 60 days after the closing), except for a requirement that it enter into a six-month consulting relationship with one employee, and the acquisition was not conditioned on the willingness of any employee to accept employment with American Spectrum.  Similarly, American Spectrum was not required to assume or continue any of Evergreen's employee benefit plans.

American Spectrum did offer employment to the Evergreen employees, and employed 237 of them on an interim basis; none of these employees were former Evergreen management employees.  Since the acquisition, however, 190 of those former Evergreen employees have ceased to be employed by American Spectrum, and American Spectrum has employed approximately 183 new employees to handle the management of the properties formerly managed by Evergreen.  Although the former Evergreen employees were useful during an interim transition period, they did not have unique skills or knowledge that required their continued employment, and many were easily replaced by new employees whom American Spectrum found more qualified and/or desired to train itself to be able to more effectively execute American Spectrum's management philosophy, style and methods.

It should be emphasized as well that each of the acquired management contracts could not be formally assigned without consent by the tenants-in-common, and those consents were not obtained prior to the closing.  The parties, therefore, agreed that American Spectrum would manage the properties as a sub-contractors under Evergreen's management contract until those consents were, in fact, obtained.

Comment 1

As indicated above, American Spectrum believes that the only significant assets acquired by American Spectrum from Evergreen were the management contracts.  Moreover, because consent of the tenants-in-common is required for the actual assignment of the contracts and has, in most cases, not yet been obtained, American Spectrum has, to date, acquired the income stream from the contracts (as a subcontractor to Evergreen), rather than the contracts themselves.  In that respect, American Spectrum did not have in place all of the "inputs" necessary to conduct the Evergreen management business as it was conducted by Evergreen.

Furthermore, we believe that, even if American Spectrum were deemed to have acquired a business rather than simply the contract assets, we believe that the accounting entry would have been the same (except for the classification of the asset), since we do not believe it would be appropriate to allocate any of the purchase price to any aspects of the business apart from the contracts, such as any particular know-how or an assembled work force, as described above since the work force had no material value, if any.

Comment 2

The interests which were acquired in the limited liability companies were not equity "membership" interests, except for the nominal interests described above.  The LLC interests acquired consisted instead only of the right to manage the entities as the designated "manager" of the limited liability companies.  That right to manage does not have any economic value in itself.  It is a valuable right only in that it enables American Spectrum to veto any attempt to terminate the underlying property management contracts.  As such, this right has no value apart from the value of the underlying management contracts.  We believe, therefore, that these management rights should not be accounted for independent of the contracts.

Furthermore, at the time of the acquisition and at the time of the first quarter 10-Q, American Spectrum had not yet become the designated "manager" of the LLCs.  It has done so in some cases only later, after consents of a majority-in-interest of the members of the individual LLCs were obtained.

Comment 3

American Spectrum was not the manager of the LLC entities either at the time of the closing or on March 31, 2010, since the required consents had not then been obtained.  Subsequently, after those consents were obtained, American Spectrum did become the "manager" of certain of the LLCs and could perhaps be deemed to have a "control" relationship for that reason, but it did not even then have a controlling equity interests in the LLCs.  In fact, it had no equity interest at all in the LLCs.

We acknowledge that American Spectrum incorrectly indicated in Note 4 on page 10 of our 2010 first quarter 10-Q that it had acquired, in some cases, an interest as a "general partner" rather than as a "manager" in an entity which owned a tenant-in-common property interest.  We also acknowledge that the disclosure may have suggested that this interest was perhaps an equity interest.  American Spectrum will revise its disclosure in subsequent filings to make the nature of its interests in these entities clearer.

Comment 4

American Spectrum acquired the management contracts on the basis of its belief that they were valuable assets with an indefinite life, and the value that it placed on those assets reflected this belief.  This belief was, in turn, based on American Spectrum's assessment of the value of the underlying properties, which it valued as it would a property which it might purchase.  As with its investment properties, American Spectrum looked for long-term value and was not interested in properties with an economic useful life of fewer than 40 years, the period during which it depreciates all of its owned properties.

If the Staff believes that it is inappropriate to assign an indefinite life to the management contracts, American Spectrum submits that the useful life should be 40 years, which it believes to be an appropriate economic useful life for the underlying properties, just as it is for the properties owned by American Spectrum.  American Spectrum would not have paid the value it did for the management contracts if it had believed, based on economic, competitive and other relevant factors, that they had shorter useful lives.

American Spectrum proposes that it henceforth amortize the management contracts on the basis of a 40-year useful life.  As indicated in the analysis below, American Spectrum does not believe the amortization of the management contracts over 40 years would have materially impacted any of its prior filings.  It therefore does not believe that a restatement of prior periods is required and proposes that the amortization for prior periods be caught up in its next filing.

	As Filed	As Revised	Change	% Chg.
Three Months Ended March 31, 2010
Depreciation and amortization expense	$3,570,000	$3,645,000	$75,000	2.1%
Deferred income tax benefit	$1,134,000	$1,164,000	$30,000	2.6%
Loss from continuing operations	$(1,872,000)	$(1,905,000)	$(33,000)	1.8%
Net income attributable to noncontrolling interests	$466,000	$478,000	$12,000	2.6%
Net income attributable to American Spectrum Realty, Inc.	$509,000	$476,000	$(33,000)	6.5%
Loss from continuing operations per share	$(0.53)	$(0.54)	$(0.01)	1.9%
Net income per share	$0.18	$0.17	$(0.01)	5.6%

	As Filed	As Revised	Change	% Chg.
Three Months Ended June 30, 2010
Depreciation and amortization expense	$3,579,000	$3,692,000	$113,000	3.2%
Deferred income tax benefit	$1,762,000	$1,803,000	$41,000	2.3%
Loss from continuing operations	$(2,933,000)	$(2,981,000)	$(48,000)	1.6%
Net loss attributable to noncontrolling interests	$878,000	$902,000	$24,000	2.7%
Net loss attributable to American Spectrum Realty, Inc.	$(2,055,000)	$(2,103,000)	$(48,000)	2.3%
Loss from continuing operations per share	$(0.70)	$(0.72)	$(0.02)	2.9%
Net loss per share	$(0.70)	$(0.72)	$(0.02)	2.9%

Three Months Ended September 30, 2010
Depreciation and amortization expense	$3,608,000	$3,721,000	$113,000	3.1%
Deferred income tax benefit	$1,697,000	$1,738,000	$41,000	2.4%
Loss from continuing operations	$(3,245,000)	$(3,291,000)	$(46,000)	1.4%
Net loss attributable to noncontrolling interests	$1,092,000	$1,117,000	$25,000	2.3%
Net loss attributable to American Spectrum Realty, Inc.	$(2,153,000)	$(2,199,000)	$(46,000)	2.1%
Loss from continuing operations per share	$(0.73)	$(0.75)	$(0.02)	2.7%
Net loss per share	$(0.73)	$(0.75)	$(0.02)	2.7%

Comment 5

As indicated above, the only direct or indirect real estate assets acquired from Evergreen were nominal membership interests in eight investor LLCs and nominal tenant-in-common interests in two properties.  Based on the fair market value of these properties, American Spectrum's interests are immaterial.

___________________

Thank you again for your attention and your consideration.

Sincerely yours, /s/ Anthony Eppolito Anthony Eppolito CFO

cc:	William J. Carden Yolanda Crittendon Chip Werlein Ben Bongiorno Howard F. Hart